Exhibit 12.1

Ratio of Earnings to Fixed Charges	Three Months Ended March 31,	Year Ended December 31,
in NIS millions, other than ratio computation	2016	2015	2014	2013	2012	2011
Pre-tax income (loss)	489	2,489	1,488	2,450	3,171	2,381
Adjustments:
Group share in earnings of equity-accounted investees	(35)	(242)	(12)	(149)	(299)	(334)
Distribution of income from equity-accounted investees	5	51	209	151	389	88
Fixed Charges	408	1,821	1,854	2,110	2,162	2,062
Capitalized interest	(32)	(134)	(128)	(113)	(132)	(105)
Earnings as defined (loss)	835	3,985	3,410	4,449	5,291	4,092

Fixed Charges
Interest expense	380	1,697	1,689	1,958	1,978	1,910
Net amortization of debt discount (premium) and issuance costs	(4)	(10)	36	39	53	47
Capitalized interest	32	134	128	113	132	105
Fixed Charges	408	1,821	1,854	2,110	2,162	2,062

Ratio of Earnings to Fixed Charges	2.0	2.2	1.8	2.1	2.4	2.0